UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

                                                              Sequential
    Exhibit                Description                        Page Number
    -------                -----------                        -----------

       1.       Press release, dated February 16, 2005              4

       2.       Transcript of Fourth Quarter 2004 Earnings
                Conference Call                                     8

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: February 22, 2005             By: /s/ Dafna Gruber
                                       ---------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE


                       ALVARION REPORTS FOURTH QUARTER AND

                             FULL YEAR 2004 RESULTS

-     Q4 Revenue Set New Record
-     Non GAAP EPS Excluding Acquisition Impact Exceeded Guidance

TEL AVIV, Israel--February 16, 2005 -- Alvarion Ltd. (NASDAQ: ALVR), the leading provider of wireless broadband solutions worldwide, today announced financial results for the fourth quarter and year ended December 31, 2004. Both periods include the operating results of interWAVE Communications Ltd (interWAVE) from the date of acquisition, December 9, 2004.

On a GAAP basis, revenue for the fourth quarter was $55.9 million and the net loss was $(6.8) million, or $(0.12) per share. Fourth quarter results included $1.6 million in revenue and an operating loss of $(0.8) million from the inclusion of interWAVE for a 3-week period. GAAP results in the fourth quarter also included special charges of $11.4 million, comprised mainly of the write-off of interWAVE in-process research and development and other acquisition-related expenses.

Strong Fourth Quarter Operating Performance

For comparison purposes, Alvarion's non-GAAP standalone revenue (excluding interWAVE operations) reached a record $54.3 million in the fourth quarter of 2004, an increase of 4% sequentially, and up 38% over the comparable GAAP revenue in the fourth quarter of 2003. Non-GAAP standalone gross margin increased for the 13th consecutive quarter to 44.7%. Non-GAAP standalone EPS exceeded the high end of management's guidance by one cent per share. Excluding amortization of intangible assets and deferred stock compensation, non-GAAP standalone EPS was $0.10 per diluted share, compared with non-GAAP EPS of $0.07 per diluted share in the third quarter of 2004 and non-GAAP EPS of $0.01 per diluted share in the fourth quarter of 2003.

Commenting on the results, Zvi Slonimsky, CEO of Alvarion, said, "We are pleased to report a strong finish to an excellent year. We grew every quarter during 2004 and ended the year with $200 million in revenue from our traditional business, a 57% increase from the prior year. During 2004, the company generated an impressive $20 million in cash flow from operations and, after acquisition-related payments, we ended the year with about $133 million in cash on our balance sheet."

Summary of Full Year Results

On a GAAP basis, revenue for 2004 was $201.5 million, with a net profit of $0.9 million, or $0.01 per diluted share. Full year results included $1.6 million in revenue and an operating loss of $(0.8) million from the inclusion of interWAVE for a 3-week period. GAAP results for 2004 also included special charges of $11.4 million, comprised mainly of the write-off of interWAVE in-process research and development and other acquisition-related expenses.

For comparison purposes, Alvarion's non-GAAP standalone revenue for 2004 was $200 million, compared with GAAP revenue of $127.2 million in 2003. Excluding amortization of intangibles and deferred stock compensation, non-GAAP standalone net profit was $15.9 million, or $0.25 per diluted share, compared with a non-GAAP net loss of $(6.5) million or $(0.12) per share in 2003.

Management Review and Comments

"In addition to strong growth, we achieved a number of important business objectives and began multiple strategic initiatives to enhance our future prospects for growth and industry leadership," continued Mr. Slonimsky.

"During the year, we dramatically increased our direct sales and proved that we can handle large projects for major operators, while also strengthening our relationships with OEM partners and distributors around the globe. Recently, we expanded our existing OEM relationships with Siemens and Alcatel to include our BreezeMAX product and signed a new WiMAX OEM agreement with Lucent as well.

"In June, we introduced BreezeMAX 3500, which made us the first vendor to market a WiMAX-ready product. We are gratified by the strong interest in WiMAX from every type of customer, both incumbent and alternative carriers as well as both fixed and mobile operators. We have about 50 installations of our WiMAX-ready solution - either as commercial deployments or in various stages of trial activity. Operators that already have commercial deployments of our WiMAX-ready solutions include, among others, Iberbanda in Spain, Altitude in France and

MobileCity in Scandinavia. This points to Alvarion as the vendor of choice for future WiMAX solutions, and we believe that this high level of interest will be converted into revenue mostly beginning in the second half of 2005.

"We are executing well on our product plans and continue to expect to be introducing an Intel-based WiMAX CPE by mid-year. We plan to expand into the mobile broadband arena next year via two strategic moves. First was the acquisition of the interWAVE cellular mobile business in December. We've added products that support compact GSM and CDMA cellular network deployments and network extensions in hard to reach areas such as rural portion of developing regions, as well as compact cellular networks for specialty applications such as homeland security, disaster relief and travel and leisure. The new CDMA technology complements our existing voice and data capabilities in developing regions. We are pleased that the integration process is moving smoothly and according to our plans.

"The second strategic move was the formation of a new business unit to focus on developing a mobile WiMAX solution to be launched next year. The new mobile WiMAX business unit will draw on the technology and experience from both the fixed BWA and cellular businesses to accelerate development.

"Owing to our strong financial condition and experienced and dedicated team, we were able to deliver outstanding performance while making a number of strategic investments to enhance our position in the future. This is an accomplishment the entire Alvarion Team should take pride in," added Mr. Slonimsky.

Q1 2005 Guidance

The Company expects Q1 2005 revenue to range between $57 and $60 million. At this revenue range, net earnings per share are expected to range between breakeven and $0.01, while non-GAAP net earnings per share, which excludes special charges, amortization of intangible assets and deferred stock-based compensation, are expected to range between $0.03 and $0.04.

Alvarion's management will host a conference call today, February 16, at 9:00 a.m. Eastern Time to discuss the quarter and full year results. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: 651-291-5254; International:
+1-651-291-5254.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 2:15 p.m. EDT on February 16 through 11:59 p.m. EDT on February
23. To access the replay, please call USA: (320) 365-3844, International:
+1(320) 365-3844. To access the replay, users will need to enter the following code: 764459.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.

                                                                       Exhibit 2


                                  ALVARION Ltd.

                         Q4:04 Earnings Conference Call
                        Script of Company's presentation

Carmen:

Thank you, Operator. Good morning, ladies and gentlemen. Welcome to Alvarion's fourth quarter 2004 earnings results conference call. This is Carmen Deville. With me today are Alvarion's CEO, Zvi Slonimsky and Dafna Gruber, Alvarion CFO. The company's earnings release was issued earlier this morning and is now available in all major news feeds.

Matters discussed in this conference call may contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the WiMAX market to develop as anticipated; failure by us to deliver WiMAX products as anticipated; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

In addition, our limited history in completing acquisitions may adversely impact our ability to successfully integrate the business of Alvarion and interWAVE; we may face liabilities and expenses in excess of those currently anticipated with respect to the acquisition of interWAVE.


Now, I'd like to turn the call over to Zvi Slonimsky, CEO of Alvarion. Zvi, go ahead.



Zvi:



Thank you.  Good morning everyone.



We finished an excellent year with a very strong performance in Q4. Alvarion standalone revenue - meaning without interWAVE operations -- grew sequentially and reached $54 million . . . . and we approached our gross margin objective of
45%. Annual standalone revenues in 2004 amounted to $200 million, up 57% over 2003 revenues. We also reported record standalone profits, excluding the acquisition-related charges of $6.2 million or 10 cents per share, higher then our original forecast. We generated about $8 million cash from operations during Q4 while during all 2004 the company generated about $20 million cash from its operations.

Strength in Q4 came mainly from Europe. We gained a lot of traction in Europe. In the first full quarter of availability, we had a number of deployments of our WiMAX-ready product in Western Europe by, among others, Iberbanda in Spain, Altitude in France, and MobileCity in Scandinavia.


We are very pleased with the early momentum we're seeing for WiMAX. Strong interest is coming from every type of operator, both incumbent and alternative carriers, both fixed and mobile operators. Right now, we have 10 deployments and around 40 different opportunities in various stages of trial activity all over the world. We believe we are involved in far more WiMAX activity than any other vendor at this stage. We estimate theat together with our partners we are in control of about 70% of all Wimax initiative existing today in the global market. This is very positive and encouraging to us, but we must also remember that the sales cycles can be quite long - especially with the larger incumbent carriers.


In addition to some fairly long sales cycles, we are now having to battle some confusion in the market. This recent confusion is caused by comments from some vendors suggesting that the certification process has been delayed and hinting that component suppliers won't be ready on time. We don't see any change in the timing from what we've been expecting

At the end of January, the WiMAX Forum announced that the certification lab has been chosen and that the certification program is expected to be launched in July. We continue to be on track for having an Intel-based CPE by midyear, which will enable us to pursue conformance and interoperability certification.


Even though our timetable hasn't changed, some of the confusion in the market could cause some BreezeMAX revenue in 2005 to be backend loaded -- into the second half of the year.


In the big picture, however, WiMAX momentum is definitely building. We are pleased and gratified to report that we have two important new WiMAX OEM partners complementing our OEM agreement with Siemens. As most of you know, we announced an agreement with Lucent a few weeks ago. This is a completely new relationship that covers our WiMAX 802.16 fixed solution AND future 802.16e mobile WiMAX products which Lucent will bring to the market with us. This agreement is important for several reasons - first, Lucent represents a MAJOR telecom integrator that has adopted WiMAX as its strategy for broadband wireless
- both fixed and mobile. Second, Lucent brings their relationships with important carriers, particularly in North America, that we have not had before.

Our second new OEM agreement for 802.16d platform is with Alcatel. While the OEM agreement for WiMAX is new, the relationship is not. The WiMAX agreement is an extension of our long-standing relationship with them. This one is important because Alcatel is #1 in the world in DSL, and are well positioned to address DSL extension opportunities with their extensive customer base.


Both of these partners share our view that overall broadband demand is accelerating and demand for our WiMAX solution will increase once the lower-cost CPE is available.


Demand for mobile connectivity continues to grow rapidly around the world, which gives us confidence in the growth potential of interWAVE's compact cellular networks. For the sake of some perspective, InterWAVE's total shipments amounted to around $5 million for the full December quarter. The integration process is going smoothly and according to plan and we are now in the process of integrating the interWAVE sales people into the Alvarion territories. We believe that the interWAVE business will gain traction in the second half of the year, when we will also have a new fixed CDMA solution commercially available. This is the product that we plan to introduce to complement our eMGW product in developing regions. We know there is interest in this type of product in the market. We are also focusing on compact cellular solutions both - GSM and CDMA - where we have a particular advantage in the market - for example network extensions by satellite, self contained networks and specialty applications such as homeland security.


Another aspect of our strategic plan is to draw on the technology and expertise from both the fixed BWA and the cellular businesses to accelerate the development of a mobile WiMAX solution. In order to extend our leadership into the mobile WiMAX area, we recently formed a separate dedicated unit. We were the first vendor to announce a mobile WiMAX product and we expect to launch it in 2006.


Executing on each of these different initiatives will be a challenge, but we are setting very high goals for ourselves and remain confident in our ability to deliver another year of growth and strategic progress in 2005. Alvarion is by far the market leader in the fixed BWA and WiMAX markets, and the vendor of choice for most operators worldwide, as well as the leader in moving the WiMAX revolution into the mobile world.





Now I would like to turn the call over to Dafna to discuss our financial results in detail. Dafna, please?

Dafna:


Thank you, Zvi. Hello, everyone. We finished the year with another record excellent quarter. Total revenue was $55.9 million, which included the results of interWAVE, for a 3 week period, since the date of acquisition - December 9th.


As Zvi mentioned, we gained a lot of traction in Europe and we also saw substantial revenue from our WiMAX-ready product in Western Europe. During Q4, EMEA was the strongest region, accounting for 50% of revenue, an increase from 38% in Q3. Revenue from North America was about 16% of revenue similar to Q3. APAC was 5% also similar to Q3. In a change from prior quarters, Central and Latin America accounted for 29% of revenue, compared with 40% during the first 3 quarters of 2004. The large project with the Latin American incumbent carrier accounted for almost 20% of revenue in Q4, compared with about 30% during the first three quarters of the year. This demonstrates our ability to diversify our revenues to reduce the impact of a single large customer.


Direct sales accounted for about 50% of revenue, Distributors accounted for almost 40% of revenue, and OEMs accounted for about 10%.

Revenue on a standalone basis reached $54.3 million, up 4% sequentially. Our gross margin on a standalone basis reached 44.7% compared with 44.3% in Q3, approaching our 45% target gross margin level. Q4 was the 13th consecutive quarter of gross margin improvement.


Standalone operating expenses on a non-GAAP basis were lower than we planned. They were reduced by around $0.5 million from Q3 and declined to 35% of revenue, resulting in an operating profit of $5.1 million, or 9% of revenue. This is an increase of 48 % from Q3.


On a non-GAAP stand-alone basis, which excludes amortization of intangibles and deferred stock compensation, our net profit was $6.2 million and EPS was $0.10 per diluted share versus $0.07 per share in Q3, again on a non-GAAP standalone basis. The net profit and EPS were both higher than we had originally guided.


Including the results of the cellular mobile division, formerly interWAVE from the date of acquisition, revenue was $55.9 million. Gross margin was 44%. Operating expenses were 36% of revenue and operating margin was 8%.

CMU operating loss in the results was about $1 million s. interWAVE operating expenses for the 3 week period were $1.1 million -, much lower than interWAVE's operating expenses as an independent company in the past. The 3 weeks results already reflects a significant part of the cost savings that can be achieved as a result of the merging of the activities, and


On a GAAP basis, which includes acquisition related expenses and amortization of current technology and deferred stock compensation, we reported a net loss of $6.8million, or $0.12 cents per share. Excluding the special charges of $11.4 million and amortization of intangibles non-GAAP consolidated net income was $5.4 million or $0.08 per diluted share.

Pls. note that we do not intend to breakdown the InterWAVE results going forward.


We continue to increase our free cash flow. The company generated more than $8 million in cash from operations in the fourth quarter, and 20 million for the whole year


Turning to the balance sheet, cash balances decreased to $133 million at December 31st, reflecting mainly the payment of $40 million to interWAVE's shareholders at closing. Inventory on a comparative stand-alone basis was $37.7 and DSOs were 45 days.


Based on our initial purchase price allocation analysis, we are currently allocating $66 million of intangibles in this transaction, of which $11 million was allocated to the in-process R&D, about $6 million was allocated to current technology and other intangibles, and about $49 million was allocated to goodwill and other intangibles. Amortization of the interWAVE intangibles in the coming 2 years is expected to be about $400 thousand per quarter, and about 120 thousand in the subsequent 5 years.


Our guidance for the first quarter of 2005 calls for revenue between $57 and $60 million.


At this revenue range, reported earnings per share will range between breakeven and earning per share of $0.01 per diluted share, while non-GAAP earnings per share, which excludes amortization of intangible assets and deferred stock compensation, are expected to range between $0.03 and $0.04.

We continue to grow our business and believe we can achieve at least 25% revenues growth in 2005, which will continue to position Alvarion as the clear leader of the broadband wireless market.





Now we will open the lines for your questions.  Operator?